Exhibit 99.1

ProQR Announces Positive Interim Results from Phase 1/2 Clinical Trial of QR-110 in LCA10 Patients, and Plans to Start a Phase 2/3 Pivotal Trial

QR-110 demonstrated rapid and sustained improvement in vision in the majority of subjects, as measured by visual acuity and mobility course

QR-110 was well-tolerated with no serious adverse events

A Phase 2/3 pivotal trial is expected to start in the first half of 2019

Management to host a conference call today at 8:15 a.m. ET

LEIDEN, Netherlands & CAMBRIDGE, Mass., Sept. 5, 2018 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced results from a planned interim analysis of its Phase 1/2 trial of QR-110 in patients with Leber’s congenital amaurosis 10 (LCA10) due to the p.Cys998X mutation in the CEP290 gene. LCA10 typically leads to childhood blindness and has no available treatment options. In the trial, QR-110 demonstrated rapid and sustained improvement in vision in patients with LCA10, as measured by visual acuity and the mobility course performance, as well as being well-tolerated with no serious adverse events recorded. Results from this interim analysis were presented earlier today at the Retinal Degeneration 2018 meeting in Killarney, Ireland, by principal investigator Artur Cideciyan, Ph.D., research professor of ophthalmology at the Scheie Eye Institute, University of Pennsylvania.

“The results of this interim analysis are encouraging and met our decision criteria to stop enrollment in this study and progress to a pivotal Phase 2/3 trial,” said David Rodman, M.D., executive vice president of research and development of ProQR. “We observed a clinically meaningful improvement in vision in the treated eye as measured by both mechanistic and potential registration endpoints. Consistent with predictions based on our patient derived optic-cup models, improvement in visual function was observed as early as two months after treatment and was maximal and stable by three months and thereafter. We are very grateful to the study participants, their caregivers, and the investigators and their staff for the support in the development of QR-110 in this trial.”

Thaddeus P. Dryja, M.D., professor of ophthalmology at Harvard Medical School and Massachusetts Eye and Ear and member of the National Academy of Sciences, commented, “These results are the first human data to evaluate the clinical utility of RNA-based therapeutics in a human photoreceptor disease, particularly one with a severe unmet medical need. While a confirmatory trial will be required to establish the full potential of QR-110 in LCA10, these results suggest that therapeutic oligonucleotides have the potential to be broadly applicable to a wide spectrum of inherited retinal disorders.”

Based on the emerging findings from the Phase 1/2 trial, the Company agreed with the FDA to submit a protocol to progress to a pivotal Phase 2/3 trial. In light thereof, the originally planned interim analysis at six months treatment was accelerated to the point when eight patients had reached three months of treatment. Given comparable activity was observed in the first two dose levels, the trial did not escalate up to the high dose and trial enrollment has stopped, in anticipation of the start of a Phase 2/3 trial.

Results from the interim analysis

Efficacy data: Approximately 60% of subjects showed a clinically meaningful response in visual acuity and mobility course endpoints at three months of treatment and there was general concordance across the endpoints. Efficacy signals were observed within two months with maximal benefits seen within two to three months post treatment initiation. A secondary analysis assessing all available data demonstrated that observed effects on efficacy were durable beyond three months.

Visual acuity: In the majority of patients, there was a substantive overall improvement in best corrected visual acuity (BCVA) as assessed by the Berkeley Rudimentary Vision Test (BRVT) and the Early Treatment of Diabetic Retinopathy Study (ETDRS) eye chart. At three months of treatment, the mean improvement (and standard error of mean, SEM) was -0.67 LogMAR (SEM 0.32) with 62.5% of subjects showing an improvement of greater than -0.3 LogMAR from baseline, which is considered clinically meaningful. The mean change in the contralateral eye was 0.02 LogMAR (SEM 0.05).

Mobility course: Effects on visual acuity correlated with effects on mobility. In the majority of patients there was a substantive overall improvement in functional visual performance as assessed using a series of mobility courses at increasing difficulty and multiple light intensities. At three months of treatment, the mean improvement in navigating the mobility course was 2.6 levels (SEM 1.2) with 57.1% of subjects improving by more than 2.0 levels, which is regarded as clinically meaningful. The mean change in the contralateral eye was 1.36 (SEM 1.04).

Full field stimulus test (FST): Improvements in visual function were supported by a meaningful increase in the ability to detect flashes of red or blue light as determined by the FST. After three months of treatment mean improvement in red light sensitivity was -0.74 log Cd/m2 (SEM 0.35) and improvement in blue light sensitivity was -0.91 log Cd/m2 (SEM 0.38).

Ocular Instability (OCI): Additionally, the majority of patients improved on nystagmus (involuntary eye movements in low vision patients), with a mean change of log -0.14 mm (SEM 0.08) in OCI.

Safety: Out of the 10 subjects dosed in the study, one subject has received all four doses and three have received three doses, representing a combined total of more than 1,500 treatment days. So far QR-110 was well tolerated with no serious adverse events related to treatment or procedure. All data and safety monitoring committee (DSMC) reviews were completed with no restrictions on further dose escalation or pediatric dosing.

Start of Phase 2/3 pivotal “ILLUMINATE” trial

The Company has agreed with the FDA to submit a protocol to start a Phase 2/3 trial that could serve as the sole registration trial, to be called “ILLUMINATE”. The preliminary design for “ILLUMINATE” is a double-blind, controlled, 12-month study. The trial is expected to initially enroll 30-40 patients with LCA10 due to one or two copies of the p.Cys998X mutation and could be adaptively repowered. The primary endpoints in this trial are expected to include the mobility course and visual acuity, among others. The trial is expected to be conducted at centers in North America and select European countries. Pending completing discussions on the design of the study with the FDA in 2018, the trial is expected to start in the first half of 2019. In parallel to the pivotal Phase 2/3 trial, the Company plans to start a trial in patients <6 years old.

Conference call

Management will discuss the data during a webcasted conference call today at 8:15 a.m. ET. The live webcast can be accessed here. The dial-in details for the call are +1-877-407-3982 or +1-201-493-6780 (international), conference ID: 13682382.

An archive of the webcast (available for 30 days) can be accessed here.

About the PQ-110-001 Phase 1/2 trial

A total of 12 patients were screened, of which 10 subjects were dosed, have been in the trial for at least one month and are included in the interim analysis. All 10 patients were enrolled in either the 80 μg dose cohort (160 μg loading dose) or 160 μg dose cohort (320 μg loading dose) in the treated eye, with the other eye remaining untreated. Based on the safety profile the DSMC approved further dose escalation if needed. However, given indications of comparable activity in the first two dose groups, the decision was made to defer further dose escalation. Enrollment has been completed and patients in the trial will complete the 12-month treatment and observation period and subsequently will have the option to participate in “INSIGHT”, an open-label extension study including the possibility of receiving treatment in the second eye.

PQ-110-001 is an open-label trial that has been designed to enroll children (age 6 - 17 years) and adults (> 18 years) who have LCA10 due to one or two copies of the p.Cys998X mutation in the CEP290 gene. Patients are receiving four intravitreal injections of QR-110 into one eye; one injection every three months. The trial is being conducted at three specialized centers with significant expertise in genetic retinal disease: the University of Iowa, Iowa City, Iowa, U.S., the Scheie Eye Institute at the University of Pennsylvania, Philadelphia, U.S., and the Ghent University Hospital, Ghent, Belgium.

The primary objectives of the PQ-110-001 trial are safety and tolerability. Secondary objectives include pharmacokinetics, as well as restoration/improvement of visual function and retinal structure through ophthalmic endpoints, such as visual acuity (BCVA), mobility course, full field stimulus testing (FST), ocular instability (OCI), optical coherence tomography (OCT), and pupillary light reflex (PLR). Changes in quality of life in the trial subjects are also being evaluated.

About QR-110

QR-110 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore normal (wild-type) CEP290 mRNA leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation by the FDA.

About Leber’s Congenital Amaurosis 10

Leber’s congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children and consists of a group of diseases of which LCA10 is the most frequent and one of the more severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation is the most common. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved or other products in clinical development that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such statements include those relating to QR-110 and the clinical development and therapeutic potential thereof, including our PQ-110-001 clinical trial of QR-110 and statements regarding release of clinical data, including that from our PQ-110-001 trial. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Contact:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com